LaSalle Re Holdings Limited
                         25 Church Street
                     Hamilton HM FX, Bermuda
                          (441) 292-3339



VIA EDGAR

May 26, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
U.S.A.

Attention: Ms. Heather Maples, Division of Corporation Finance
--------------------------------------------------------------


Dear Sirs:

Re:  Registration on Form S-3
     No. 333-73431

Pursuant to Rule 477, LaSalle Re Holdings Limited (the "Company") hereby requests that the above referenced registration statement relating to Series C Preferred Shares be withdrawn. The Company has determined that it will not proceed with this offering.


LASALLE RE HOLDINGS LIMITED



By:    /s/ Clare Moran
     -------------------------------

Its:   Principal Accounting Officer
     -------------------------------